Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-269990-01

October 27, 2025

October 27, 2025 2025-1 EETC Investor Presentation American Airlines, Inc. CONFIDENTIAL

Important Notice and Disclaimer This presentation (this “Presentation”) contains selected basic information about American Airlines Group, Inc. (“AAG” or the “Company”), American Airlines, Inc. (“American”), and the potential offering of Certificates to be issued by a pass-through trust established by American. This Presentation has been prepared and is being furnished solely for informational purposes and solely for use by you in preliminary discussions in connection with your consideration of a potential transaction. This Presentation is not, and is not intended to be, an offer to sell, or a solicitation of an offer to purchase, any securities or any other interest. Any such offering and sale would be made only on the basis of certain transaction documents and, as the case may be, a registration statement, prospectus and other related documents (together, “Transaction Documents”) pertaining to such offering and sale and is qualified in all respects and in its entirety by any such final Transaction Documents. Any terms set forth herein are intended for discussion purposes only and are subject to the final terms of any potential transaction as set forth in such final Transaction Documents. This presentation contains preliminary information only, is subject to change at any time and is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an investment decision or other determination. It is expected that investors interested in participating in any transaction will conduct their own independent investigation of the Company and the terms of any transaction, including the merits and risks involved. This presentation speaks only as of the date it is given. The Company assumes no obligation to update or otherwise revise any projections, forecasts or estimates contained in this Presentation, including any revisions to reflect changes in economic or market conditions or other circumstances arising after the date of this Presentation or to reflect the occurrence of unanticipated events. Neither the Underwriters (as defined below) nor the Company makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein shall be relied upon as such a promise or representation, whether as to the past or the future The content of this Presentation are not to be construed as legal, regulatory, business, accounting or tax advise. You should consult your own attorney, business advisor, accountant and tax advisor as to legal, regulatory, business, accounting and tax advice. This Presentation has been prepared exclusively for the internal confidential use of the recipient only. This Presentation is confidential. Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of the contents hereof, without the prior written consent of American, is prohibited. The company has filed an automatic shelf registration statement (File No. 333-269990) with the SEC pertaining to the offering to which this communication relates. Investors should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors may receive these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, American, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC (“J.P. Morgan”) collect at (212) 834-4533, Deutsche Bank Securities Inc. (“Deutsche Bank”) toll free at (855) 287-1922, or BNP Paribas Securities Corp. (“BNP Paribas”) toll free at (800) 854-5674. The distribution of this Presentation in certain jurisdictions may be restricted by law. In connection with any potential transaction, each of J.P. Morgan, Deutsche Bank, and BNP Paribas (the “Underwriters”) will be acting as Underwriters. The Underwriters have not independently verified the information contained herein or any other information that has or will be provided to you. 2

Certain of the statements contained in this report should be considered forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about the company’s plans, objectives, expectations, intentions, estimates and strategies for the future, and other statements that are not historical facts. These forward-looking statements are based on the company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to, downturns in economic conditions; our inability to obtain sufficient financing or other capital to operate successfully; our high level of debt and other obligations; our significant pension and other postretirement benefit funding obligations; any deterioration of our financial condition; any loss of key personnel, or our inability to attract, develop and retain additional qualified personnel; changing economic, geopolitical, commercial, regulatory and other conditions beyond our control, including the recently announced tariffs and other global events that affect travel behavior; changes in current legislation, regulations and economic conditions regarding federal governmental tariffs, the implementation of federal government budget cuts, a prolonged government shutdown and the potential that any of the foregoing affects the demand for, or restricts the use of, travel by government employees and their families or private sector enterprises that contract or otherwise interface with the federal government; the intensely competitive and dynamic nature of the airline industry; union disputes, employee strikes and other labor-related disruptions; problems with any of our third-party regional operators or third-party service providers; any damage to our reputation or brand image; losses and adverse publicity stemming from any public incidents involving our company, our people or our brand; changes to our business model that may not be successful and may cause operational difficulties or decreased demand; our inability to protect our intellectual property rights, particularly our branding rights; litigation in the normal course of business or otherwise; our inability to use net operating losses and other carryforwards; any new U.S. and international tax legislation; any impairment of goodwill and intangible assets or long-lived assets; any inability of our commercial relationships with other companies to produce the returns or results we expect; our dependence on price and availability of aircraft fuel; extensive government regulation and compliance risks; economic and political instability outside of the U.S. where we have significant operations; ongoing security concerns due to conflicts, terrorist attacks or other acts of violence, domestically or abroad; climate change; environmental and social matters, and compliance risks with environmental, health and noise regulations; a shortage of pilots; our dependence on a limited number of suppliers for aircraft, aircraft engines and parts; any failure of technology and automated systems, including artificial intelligence, that we rely on to operate our business; evolving data privacy requirements, risks from cyberattacks and data privacy incidents, and compliance risks with regulations related therewith; any inability to effectively manage the costs, rights and functionality of third-party distribution channels; any inability to obtain and maintain adequate facilities and infrastructure throughout our system and, at some airports, adequate slots; interruptions or disruptions in service at one or more of our key facilities; increases in insurance costs or reductions in insurance coverage; heavy taxation in the airline industry; risks related to ownership of American Airlines Group Inc. common stock; and other risks set forth herein as well as in the company’s latest annual report on Form 10-K for the year ended December 31, 2024 (especially in Part I, Item 1A. Risk Factors and Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations) and subsequent quarterly reports on Form 10-Q (especially in Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1A. Risk Factors), and other risks and uncertainties listed from time to time in the company’s other filings with the Securities and Exchange Commission. Additionally, there may be other factors of which the company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. The company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statement. Forward-Looking Statements 3

Agenda & Presenters Agenda Presenters EETC Overview1Company Update2Collateral Overview3 Devon May Chief Financial Officer & Executive Vice President Clemens Metz Treasurer & Vice President Treasurer & Vice President Devon May Chief Financial Officer & Executive Vice President Agenda & Presenters 4

1. EETC Overview 5

Transaction Overview American Airlines, Inc. (“American”) intends to raise up to $1,104,534,000 through the offering of Series 2025-1 Pass Through Certificates (the “Certificates”) The equipment notes underlying the Certificates will have the benefit of a security interest in a high quality collateral pool comprised of 25 aircraft2x Airbus A321 XLR aircraft scheduled for delivery between October 2025 and December 2025 12x Boeing 737 MAX 8 aircraft scheduled for delivery between October 2025 and January 2026 3x Boeing 787-9 aircraft scheduled for delivery between October 2025 and December 2025 8x Embraer E175 scheduled for delivery between October 2025 and March 2026 The Certificates offered in the transaction will consist of two tranches of amortizing debt: Class A senior tranche amortizing over 12.5 years with a 58.0% / 58.0% initial / max Loan-to-Value ratio (“LTV”) and 8.7 years weighted average life Class B subordinated tranche amortizing over 9.0 years with a 72.5% / 72.5% initial / max LTV and 6.0 years weighted average life American retains the right to issue Class B concurrently with Class A or in the future American will retain the option to issue additional subordinated classes of Certificates at any time in the future J.P. Morgan and Deutsche Bank will act as Joint Structuring Agents and J.P. Morgan, Deutsche Bank, and BNP Paribas will act as Lead Bookrunners SMBC will act as Depositary through its New York branch Natixis will act as Liquidity Facility Provider 6

2025-1 EETC Structural Summary 1 LTVs as of first regular distribution date; 2 Each series of equipment notes will mature on the Final Expected Distribution Date for the related class of certificates; 3 The Final Legal Distribution Date for each of the Certificates is the date that is 18 months after the Final Expected Distribution Date for such Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments. Initial Face Amount $883,625,000 $220,909,000 Ratings (S&P / Fitch) A+ / A- BBB / BBB- Initial LTV / Maximum LTV1 58.0% / 58.0% 72.5% / 72.5% Expected Tenor 12.5 years 9.0 years Weighted Average Life 8.7 years 6.0 years Regular Distribution Dates May 11 and November 11 May 11 and November 11 Final Expected Distribution Dates2 May 11, 2038 November 11, 2034 Final Legal Distribution Dates3 November 11, 2039 May 11, 2036 Section 1110 Protected Yes Liquidity Facility Three Semi-Annual Interest Payments Depositary Proceeds from the issuance will be held in escrow with the Depositary and withdrawn to purchase equipment notes as the aircraft are financed

Key Structural Elements Cross-Collateralization and Cross-Default The equipment notes will be cross-collateralized by all aircraft All indentures will include cross-default provisions Buyout Rights After a certificate buyout event, subordinate Certificate holders have the right to purchase all (but not less than all) of the senior Certificates at par plus accrued and unpaid interest No buyout right during the 60-day Section 1110 period No equipment note buyout rights Waterfall Interest on eligible pool balance of the Class B Certificates is paid ahead of principal on the Class A Certificates Same waterfall before and after an Event of Default Requirements for Exercise of Remedies Controlling party must meet commercial reasonableness standards when disposing of any collateral post-default Threshold Rating Criteria for Liquidity Provider Downgrade drawing mechanics consistent with recent EETCs Threshold Rating Criteria for Depositary Replacement mechanics consistent with recent EETCs Additional Certificates American has the right to issue additional subordinated classes of Certificates at a date following the issuance of the Class A Certificates and Class B Certificates Pre-Delivery Substitution Rights American may substitute any aircraft with one or more aircraft of the same or a different model and/or manufacturer, subject to the following conditions: In the case of a substitute aircraft that is of the same model as the aircraft being replaced, American will be obligated to obtain a Rating Agency Confirmation (“RAC”) In the case of substitute aircraft that consist of one or more aircraft of a different model and/or manufacturer from the aircraft being replaced: Such substitute aircraft shall have a date of manufacture no earlier than one year prior to the date of manufacture of the aircraft being replaced; American will be obligated to obtain a RAC; and The substitute aircraft shall have an appraised value no less than the values of the aircraft being replaced Post-Delivery Substitution Rights Following the financing of the aircraft pursuant to the offering, American may substitute airframes and engines from time to time, subject to the following conditions in the case of an airframe substitution: each substitute airframe has a manufacture date that is no more than one year prior to the manufacture date of the airframe being replaced, the appraised maintenance-adjusted current market value of the substitute airframe (or substitute airframes collectively) is not less than that of the airframe (or airframes collectively) being replaced pursuant to such substitution, and except in the case of a substitution for an airframe of the same or improved model, a RAC is obtained. Engines may be replaced with engines of the same or improved model, suitable for use on the applicable airframe and having a value and utility (without regard to hours and cycles) equivalent to the engine being replaced

2. Company Update 9

AAG at a Glance

Key Stats

$10.3B Total Available Liquidity[1]	**$13.7B** Revenue in Q3 2025
$36.8B Total Debt[2] Q3 2025; >50% of the way to achieving YE 2027 debt target	**<$35B** Target Total Debt[2] by YE 2027
14.2 Years[3] Average Active Mainline Fleet Age: Youngest U.S. Network Carrier Fleet	**>226M** Passengers[4] (FY 2024)

American's Hubs



Chicago, IL
New York, NY
Philadelphia, PA
Washington, D.C.
Los Angeles, CA
Dallas / Fort Worth, TX
Charlotte, NC
Phoenix, AZ
Miami, FL

Offers thousands of daily flights to more than 350 destinations in more than 60 countries

1. *Total available liquidity as of September 30, 2025.*
2. *Total debt includes debt, finance and operating lease liabilities and pension obligations.*
3. *Data based on mainline aircraft as of Q3 2025.*
4. *Source: Company FY 2024 10K.*

10

Record third-quarter revenue of $13.7 billion. On a GAAP basis, third-quarter net loss per diluted share of ($0.17). Excluding net special items1, third-quarter net loss per diluted share of ($0.17). Expect full-year free cash flow2 of over $1 billion. Reduced total debt3 by $1.2 billion in the quarter. 1. See GAAP to non-GAAP reconciliation at the end of this presentation. 2. Free cash flow is defined as net cash provided by operating activities less net cash used in investing activities, adjusted for (1) net purchases or sales of short-term investments and (2) change in restricted cash. See free cash flow reconciliation at the end of this presentation. The company is unable to reconcile forward-looking free cash flow to GAAP as the nature or amount of items that impact net cash provided by operating activities cannot be determined at this time. 3. Total debt includes debt, finance and operating lease liabilities and pension obligations. AAG’s Third Quarter 2025 Results 11

Co-Branded Credit Card Agreement


PASSPORT
AAdvantage
citi

- **Citi to become the exclusive issuer of AAdvantage co-branded credit cards beginning in 2026**
- **10-year agreement expected to expand loyalty and rewards offering for AAdvantage members and Citi-branded cardmembers**
- **Combined Citi/AAdvantage card portfolio projected to drive incremental value for both companies**

~$6.4 billion[1]
LTM Q3 2025 cash remuneration from co-branded credit card and other partners

~10% annual growth
expected in cash remuneration from co-branded credit card and other partners

~$1.5 billion
projected annual pre-tax income benefit compared to 2024, as cash remuneration from co-branded credit card and other partners approaches $10 billion per year

Note: Statements relating to growth in cash remuneration and annual pre-tax income benefit are targets only. Actual results may vary from the target due to risks, uncertainties and other factors, including those described in "Risks Related to our Business and Industry" in our most recent Annual Report on Form 10-K. See the "Forward-Looking Statements" at the beginning of the presentation.
Source: Internal data.
1. LTM Q3 2025 cash remuneration from co-branded credit card and other partners includes a one-time cash payment received related to the entry into our new co-branded credit card agreement announced in December 2024.

12

Growing Our Industry-Leading Brand Loyalty Program •Continued growth in active A Advantage® accounts, driving additional demand for premium products. 1.Year-to-date2025versus the same period in 2024.Source: Internal data.+7% YTD% contribution topremiumrevenue~76%1~74%Active A Advantage® Accounts~75%+17% YTD202320242025YTD Q3 +17% YTD 2023 2024 2025 YTD Q3 Growing Our Industry—Leading Brand Loyalty Program 13

Renewed Focus on the Customer Experience

- New **elevated, premium experience of our Flagship Suite®** led American's widebody aircraft in customer satisfaction. Product to be expanded to Airbus A321 XLRs, Boeing 777-300 ER and Boeing 777-200 ER.
- **Offer more premium lounges** than any other U.S. carrier. The company plans to open two **new Flagship® lounges in Miami and Charlotte** in addition to expanding Admirals Club® footprints**.**
- Enhanced amenity kits, first-of-its-kind champagne partnership, established a new coffee partnership and upgraded food and beverage offering **further elevating the customer experience.**
- **On-board regional transformation** to provide a consistent premium experience across the fleet.
- Expanded **Connect Assist** tool to CLT, DFW, MIA, ORD, PHL and PHX to assist with seamless customer connections.





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Key Credit Highlights


Operational Excellence

- ✓Record Q3 2025 revenue of $13.7B
- ✓Efficiencies driven through reengineering the business efforts have resulted in cumulative savings of $750 million since 2023
- ✓Labor cost certainty through 2027 provides the ability to focus on our long-term efforts while delivering a top-tier travel experience


Unique Network and Fleet Strength

- ✓Strong hubs strategically positioned, with 8 of our hubs located in the 10 largest metro areas in the U.S.
- ✓Innovative codeshare agreements, alliances and joint businesses in U.S. and internationally
- ✓Enhanced premium offering through fleet retrofitting and new deliveries to elevate customer experience
- ✓Announced plans to open two new Flagship® lounges in Miami and Charlotte in addition to expanding Admirals Club® footprints in both locations
- ✓High-speed, gate-to-gate, satellite Wi-Fi on more aircraft than any other domestic carrier, keeping our customers connected while traveling


Strengthening Balance Sheet and Financial Performance

- ✓Proven track record of deleveraging, with young fleet profile that enables moderate capex vs. network peers
- ✓In December 2024, achieved $15B total debt[1] reduction goal from peak levels in Q2 2021, a full year ahead of schedule
- ✓Introduced incremental deleveraging goal to further reduce total debt[1] to less than $35B by YE 2027[2]. As of September 2025, more than 50% of the way to achieving incremental deleveraging target
- ✓Significant, high-quality first lien capacity >$11B and unencumbered asset base ~$14B

1. *Total debt includes debt, finance and operating lease liabilities and pension obligations. As of Q3 2025.*
2. *Total debt reduction target is net of new financings.*

15

American Has the Youngest Fleet Among Network Carriers Note: Numbers may not recalculate due to rounding 1. Data based on mainline aircraft as of Q3 2025. 2. Data based on Cirium fleet analyzer as of Q3 2025; includes active and stored mainline aircraft. • Youngest fleet of the U.S. network carriers enables moderate capex profile 32.1%1 39.6%1 28.3%1 45.6%2 9.9%2 44.5%2 36.2%2 18.8%2 45.1%2 0-10 Years 10-20 Years 20 Years + 16 Average Fleet Age Mainline Fleet Breakdown by Age 14.21 15.12 15.72 Average Age (years)

$38.6 $36.8 < $35 YE 2024 Q3 2025 YE 2027E Ongoing commitment to take total debt1 below $35 billion by YE 2027. Now hold ~$14 billion in unencumbered assets and have over $11 billion of additional first-lien borrowings allowable under existing financing arrangements. Total Debt1 ($ in billions) Note: Numbers may not recalculate due to rounding. Unencumbered assets and first-lien borrowing capacity pro forma for the October 2025 transactions as detailed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025. See total debt reconciliation at the end of the presentation. 1. Total debt includes debt, finance and operating lease liabilities and pension obligations. Source: Airline financials. Continued Progress Toward Deleveraging Goals 17

Moderate Capex Enables Strong Free Cash Flow Generation

- **Youngest fleet of the U.S. network carriers enables moderate capex profile.**
- Expect to generate over **$1 billion of free cash flow[1]** for the year.



Total Capex
($ in billions)
$2.7
~$1.8
aircraft capex
~ $3.8
~$2.8
aircraft capex
~ $4 - $4.5
~$3 – $3.5
aircraft capex
2024
2025E
2026E

1. Free cash flow is a non-GAAP measure. The company defines free cash flow as net cash provided by operating activities less net cash used in investing activities, adjusted for (1) net purchases or sales of short-term investments and (2) change in restricted cash. See free cash flow reconciliation at the end of the presentation. The company is unable to reconcile forward-looking free cash flow to GAAP as the nature or amount of items that impact net cash provided by operating activities cannot be determined at this time .
Source: Airline financials.

18

3. Collateral Overview 19

Collateral Breakdown

Collateral pool comprised of systemically important aircraft

- **Brand new 2x Airbus A321 XLR, 12x Boeing 737 MAX 8, 3x Boeing 787-9, and 8x Embraer E175**
- Represents some of the most successful and widely operated aircraft in their respective segments
- Well diversified, with the mix covering long-haul, transcontinental, domestic, and regional routes
- Current-generation model aircraft with strong orderbooks and healthy backlogs
- All new aircraft, maintaining American's status of historically having the youngest fleet across the US majors

Aircraft Type[1]



Embraer ERJ 175 LR 16%
Airbus A321 XLR 10%
Boeing 787-9 30%
Boeing 737 MAX 8 44%

Narrowbody / Widebody / Regional Jet[1]



Regional Jet 16%
Widebody 30%
Narrowbody 54%

New Deliveries / In – Service Aircraft



New 100%

1. *Percentages based off maintenance adjusted base values of the aircraft as appraised by AISI, BK and mba as of October 2025.*

20

Aircraft Collateral Significance to American’s Fleet The Airbus A320 aircraft family1 comprises the largest portion (more than 30%) of American’s fleet Notably, Airbus A321s, both ceo and neo, comprise ~19% of American’s fleet The Embraer E175 aircraft underpins an important part of American’s network strategy, with a share of more than 14% of American’s fleet The brand-new collateral speaks to the essentiality of the equipment to American’s overall route network, including ongoing strategic capacity growth Historically, American has maintained the youngest fleet among the US majors. American’s business plan contemplates continued investments in improving the customer experience. The Airbus A321 XLR and Embraer E175 are among the aircraft that will enable American to execute on this strategy Average Mainline Fleet Age 3

Aircraft Appraisals – Appraisal Values

Aircraft Number	Aircraft Type	Registration Number	MSN	Narrow / Wide / Regional	Delivery Date	Base Value[1]			
						AISI	BK	mba	LMM ($mm)
1	Airbus A321 XLR	N303NY	12409	Narrowbody	Oct-25	$76,450,000	$71,790,323	$74,220,000	$74,153,441
2	Airbus A321 XLR	N305NY	12490	Narrowbody	Dec-25	76,740,000	72,068,846	74,400,000	74,400,000
3	Boeing 737 MAX 8	N313UR	68228	Narrowbody	Oct-25	55,990,000	58,225,546	54,940,000	55,990,000
4	Boeing 737 MAX 8	N812UP	68205	Narrowbody	Oct-25	55,990,000	58,225,546	54,940,000	55,990,000
5	Boeing 737 MAX 8	N302US	68229	Narrowbody	Nov-25	56,070,000	58,330,291	55,000,000	56,070,000
6	Boeing 737 MAX 8	N314UT	68361	Narrowbody	Nov-25	56,070,000	58,330,291	55,000,000	56,070,000
7	Boeing 737 MAX 8	N315UU	68362	Narrowbody	Nov-25	56,070,000	58,330,291	55,000,000	56,070,000
8	Boeing 737 MAX 8	N316UV	68108	Narrowbody	Dec-25	56,200,000	58,435,035	55,070,000	56,200,000
9	Boeing 737 MAX 8	N317UW	68456	Narrowbody	Dec-25	56,200,000	58,435,035	55,070,000	56,200,000
10	Boeing 737 MAX 8	N318UX	68109	Narrowbody	Dec-25	56,200,000	58,435,035	55,070,000	56,200,000
11	Boeing 737 MAX 8	N319UY	68110	Narrowbody	Dec-25	56,200,000	58,435,035	55,070,000	56,200,000
12	Boeing 737 MAX 8	N313VA	68111	Narrowbody	Jan-26	56,340,000	58,502,072	55,140,000	56,340,000
13	Boeing 737 MAX 8	N314VB	68112	Narrowbody	Jan-26	56,340,000	58,502,072	55,140,000	56,340,000
14	Boeing 737 MAX 8	N315VC	69214	Narrowbody	Jan-26	56,340,000	58,502,072	55,140,000	56,340,000
15	Boeing 787-9	N850AN	66019	Widebody	Oct-25	157,530,000	160,753,397	151,200,000	156,494,466
16	Boeing 787-9	N851MK	66020	Widebody	Nov-25	157,750,000	160,926,871	151,320,000	156,665,624
17	Boeing 787-9	N852ML	66021	Widebody	Dec-25	158,130,000	161,100,345	151,450,000	156,893,448
18	Embraer E175	N336TS	17001010	Regional	Oct-25	30,270,000	38,464,921	31,580,000	31,580,000
19	Embraer E175	N337MR	17001013	Regional	Nov-25	30,310,000	38,545,335	31,610,000	31,610,000
20	Embraer E175	N320BK	17001014	Regional	Dec-25	30,390,000	38,625,750	31,630,000	31,630,000
21	Embraer E175	N346BB	17001016	Regional	Dec-25	30,390,000	38,625,750	31,630,000	31,630,000
22	Embraer E175	N338AS	17001017	Regional	Dec-25	30,390,000	38,625,750	31,630,000	31,630,000
23	Embraer E175	N339HG	17001019	Regional	Dec-25	30,390,000	38,625,750	31,630,000	31,630,000
24	Embraer E175	N340TC	17001021	Regional	Feb-26	30,540,000	38,801,053	31,690,000	31,690,000
25	Embraer E175	N341MB	17001024	Regional	Mar-26	30,610,000	38,881,468	31,710,000	31,710,000
Total						$1,543,900,000	$1,636,523,874	$1,516,280,000	$1,545,726,978

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1. *Maintenance adjusted base values of the aircraft as appraised by AISI, BK and mba as of October 2025.*

Airbus A321 XLR

The Airbus A321 XLR provides minimum-change continuity with the A320 family

- American has 84x A321neo aircraft in service (including 2x in temporary storage), and an additional 152x A321neo aircraft on order
- The A321 XLR is part of the A320 family aircraft, the most successful single aisle aircraft in history with 12,000+ aircraft built so far and an order backlog of more than 7,000 aircraft. It is one of the most marketable aircraft with compelling economics at the top of the single-aisle market
- The A321neo variant offers 15-20% fuel savings over the A321ceo variant due to the next generation engine technology
- The A321 XLR has a range of up to 4,700 nautical miles, opening up a world of new opportunities for American and its network
- American will operate its inaugural flight with the premium Flagship Suite® experience on the A321 XLR from New York to Los Angeles on Dec. 18, and commence trans-Atlantic flying thereafter
- The A321 XLR is a new entrant into the long haul narrowbody segment, replacing the highly popular, long-lived Boeing 757s
- The A321 XLR has a strong known orderbook with a diverse geographic mixture, with net 500+ commercial orders, 485+ backlog, and 15 delivered

Largest Order Books – A321 XLR[1]

Diverse demand, with more than 225x A321 XLRs in the top 5 order book

IndiGo | American Airlines | AIR CANADA | QANTAS | UNITED

Order Book and Fleet by Region – A321 XLR[1]



Latin America & Caribbean 7%
North America 25%
Lessor / N/A 18%
Asia 17%
Europe 13%
Oceania 11%
Middle East 9%

Source: American, AISI appraisal report, mba appraisal report, OEM reports

1. As of October 2025.

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Boeing 737 MAX 8 • American has 79x Boeing 737 MAX 8 aircraft in service and an additional 24x on order • The 737 MAX 8 is part of the Boeing 737 family, the second most successful single aisle aircraft in history with ~12,000x aircraft built so far and an order backlog of ~7,000x aircraft. It is one of the most marketable aircraft with compelling economics • Expected to contribute up to 15% better fuel efficiency compared to the current generation competition • MAX 8 is the most prevalent variant of delivered MAX aircraft with 1,638 units in service vs. 268 units in service for the MAX 9 • Order book is based on a large, geographically diverse operator base • Longer airframe maintenance intervals decrease operator costs over the life of the aircraft • Sole-source engines can help ease remarketing to secondary operators The Boeing 737 MAX 8 provides continuity to best-selling 737 800 64 79 123 194 281 Fly Dubai American Airlines United Airlines Ryanair Southwest 5 Largest 737 MAX 8 Operators1 Current Worldwide Fleet by Region – Boeing 737 MAX 81 North America 38% Europe 25% Asia 19% Latin America & Caribbean 9% Middle East 6% Africa 2% Oceania 1% No. of aircraft 24 Source: American, AISI appraisal report, mba appraisal report, OEM reports 1. As of October 2025.

Boeing 787-9

The Boeing 787-9 is by far the most popular variant of the 787 family

- American has 30x Boeing 787-9 aircraft in service and an additional 22x on order
- The 787-9 accounts for more than half of all 787 family unfilled orders and deliveries
- Robust orderbook for the 787-9 aircraft with ~2,200 firm orders, 1,000+ backlog, and 1,000+ delivered to 90 airlines and lessors
- Its large operator base is geographically diverse, a positive indicator for secondary market placements
- The 787-9 is a new technology aircraft, not likely to see a replacement soon
- The composite fuselage is expected to decrease maintenance costs and corrosion issues over the aircraft's lifespan
- Range and performance capabilities provide operators with additional route and aircraft replacement opportunities
- Market values and lease rates remain stable

5 Largest 787-9 Operators[1]



No. of aircraft
United Airlines
46
ANA
44
Etihad
36
Air Canada
32
American Airlines
30

Current Worldwide Fleet by Region – Boeing 787-9[1]



Oceania 5%
Africa 4%
Latin America & Caribbean 6%
Asia 33%
Middle East 16%
North America 17%
Europe 20%

Source: American, AISI appraisal report, mba appraisal report, OEM reports

1. As of October 2025.

25

Embraer E175

- American has 226x E175 aircraft in service[1] and an additional 86x on order
- Only scope-compliant 76-seater in production
- The E175 is a key aircraft type at the major U.S. airlines for their regional networks and has a larger cabin than the rival CRJ900
- Some E175s in less than 76-seat layouts are being used to replace smaller CRJ700s at other airlines
- Strong orderbook for the E175 aircraft with a diverse operator base with 1,000 firm orders, 207 backlog, 793 delivered and 21 operators
- Sole-source engines can help ease remarketing to secondary operators
- The E175 continues to receive new orders and has a healthy backlog of over 200 aircraft
- Fleet concentration in large domestic U.S. markets has kept the active-to-stored aircraft ratio low compared to competitor aircraft

5 Largest E175 Operators[2]


No. of aircraft
SkyWest
265
Republic Airways
184
Envoy
130
Mesa Airlines
60
Horizon Air
47

Current Worldwide Fleet by Region – E175[2]


Asia
2%
Africa
1%
Latin America & Caribbean
1%
Europe
5%
Middle East
0.4%
North America
91%

Source: American, AISI appraisal report, mba appraisal report; OEM reports
1. *Includes aircraft operated by affiliates.*
2. *As of October 2025.*

26

Capitalize on Enhanced Premium Offering

Targeted lie flat and premium economy seating growth of approximately 50% by 2029

Mainline Fleet Aircraft Families		In Fleet / On Order
B777		67 / 0
B787		67 / +22
A320 family[1]		484 / +152
B737		382 / +139
Mainline Fleet Total[2]:		**1000 / +313**

Source: Cirium as of Q3 2025

1. *A320 family includes A319, A320, A321, A321neo, and A321 XLR.*
2. *Includes two temporarily parked A321 XLRs.*

Elevating the Inflight Customer Experience



- **Boeing 777-200ER and Boeing 777-300ER**: retrofitting with new premium interior on long-haul international routes, increasing business class seats from 52 to 70 (35% increase) on 777-300ER
- **Airbus A321 XLR** and **Boeing 787-9**: The Boeing 787-9 featuring Flagship Suite seats with privacy doors is now in service. We anticipate the Airbus A321 XLR to enter service in the coming months and will compliment American's premiumization strategy
- **A319** and **A320**: retrofitting interior with larger overhead bins, new powered seats and updated trim and more premium domestic first-class seats (12 and 16, respectively)

27

American Regional Strategy American has the largest regional fleet of any U.S. carrier. In 2024, 54 million passengers boarded our regional flights, approximately 45% of whom connected to or from our mainline flights American has invested in high-speed gate-to-gate satellite Wi-Fi on nearly 300 regional aircraft, which will expand to the full dual-class regional fleet by early 2026, more than any other airline. In January 2026, this amenity will be complimentary for AAdvantage® members American plans to roll out new regional interiors by retrofitting all the CRJ700, CRJ900, E170 and E175 aircraft operated by its regional carriers. Retrofits are expected to be completed over the coming years American’s large orderbook is expected to deliver regional growth American’s pilot scope enables the size of the regional fleet to scale as our mainline flying grows, whereas our peers have more restrictive pilot scopes that cap their regional flying 2014 Fleet Breakdown September 2025 Fleet Breakdown1 1. Four aircraft are temporarily parked; Includes aircraft operated by affiliates of the Company.328 71 238 486 0 100 200 300 400 500 600 2014 Sep-25 Single Class RJ Dual Class RJ 28

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information American Airlines Group Inc. (the Company) sometimes uses financial measures that are derived from the condensed consolidated financial statements but that are not presented in accordance with GAAP to understand and evaluate its current operating performance and to allow for period-to-period comparisons. The Company believes these non-GAAP financial measures may also provide useful information to investors and others. These non-GAAP measures may not be comparable to similarly titled non-GAAP measures of other companies, and should be considered in addition to, and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with GAAP. The Company is providing a reconciliation of reported non-GAAP financial measures to their comparable financial measures on a GAAP basis. The tables below present the reconciliations of the following GAAP measures to their non-GAAP measures:—Operating Income (GAAP measure) to Operating Income Excluding Net Special Items (non-GAAP measure)—Operating Margin (GAAP measure) to Operating Margin Excluding Net Special Items (non-GAAP measure)—Pre-Tax Income (Loss) (GAAP measure) to Pre-Tax Income (Loss) Excluding Net Special Items (non-GAAP measure)—Pre-Tax Margin (GAAP measure) to Pre-Tax Margin Excluding Net Special Items (non-GAAP measure)—Net Income (Loss) (GAAP measure) to Net Income (Loss) Excluding Net Special Items (non-GAAP measure)—Basic and Diluted Earnings (Loss) Per Share (GAAP measure) to Basic and Diluted Earnings (Loss) Per Share Excluding Net Special Items (non-GAAP measure) Management uses these non-GAAP financial measures to evaluate the Company’s current operating performance and to allow for period-to-period comparisons. As net special items may vary from period-to-period in nature and amount, the adjustment to exclude net special items provides management with an additional tool to understand the Company’s core operating performance. Additionally, the tables below present the reconciliations of total operating costs (GAAP measure) to total operating costs excluding net special items and fuel (non-GAAP measure) and total operating costs per available seat mile (CASM) to CASM excluding net special items and fuel. Management uses total operating costs excluding net special items and fuel and CASM excluding net special items and fuel to evaluate the Company’s current operating performance and for period-to-period comparisons. The price of fuel, over which the Company has no control, impacts the comparability of period-to-period financial performance. The adjustment to exclude fuel and net special items provides management with an additional tool to understand and analyze the Company’s non-fuel costs and core operating performance.

3 Months Ended September 30, PercentIncrease 9 Months Ended September 30, PercentIncrease Reconciliation of Net Income (Loss) Excluding Net Special Items 2025 2024 (Decrease) 2025 2024 (Decrease) (in millions, except share and per share amounts) (in millions, except share and per share amounts) Net income (loss) as reported $ (114) $ (149) $ 12 $ 256 Net special items: Total pre-tax net special items (1), (2) 3 527 153 655 Net tax effect of net special items—(173) (34) (158) Net income (loss) excluding net special items $ (111) $ 205 nm $ 131 $ 753 (82.6%) Reconciliation of Basic and Diluted Earnings (Loss) Per Share Excluding Net Special Items Net income (loss) excluding net special items $ (111) $ 205 $ 131 $ 753 Shares used for computation (in thousands): Basic 660,358 657,424 659,788 656,745 Diluted 660,358 720,086 660,784 720,503 Earnings (loss) per share excluding net special items: Basic $ (0.17) $ 0.31 $ 0.20 $ 1.15 Diluted $ (0.17) $ 0.30 $ 0.20 $ 1.10 Reconciliation of Total Operating Costs per ASM Excluding Net Special Items and Fuel Total operating expenses as reported $ 13,540 $ 13,558 $ 39,619 $ 39,071 Operating net special items: Mainline operating special items, net (1) (7) (554) (125) (625) Total operating expenses excluding net special items 13,533 13,004 39,494 38,446 Aircraft fuel and related taxes (2,767) (2,874) (8,017) (8,916) Total operating expenses excluding net special items and fuel $ 10,766 $ 10,130 $ 31,477 $ 29,530 (in cents) (in cents) Total operating expenses per ASM as reported 17.49 17.92 17.61 17.64 Operating net special items per ASM: Mainline operating special items, net (1) (0.01) (0.73) (0.06) (0.28) Total operating expenses per ASM excluding net special items 17.48 17.19 17.56 17.36 Aircraft fuel and related taxes per ASM (3.58) (3.80) (3.56) (4.03) Total operating expenses per ASM excluding net special items and fuel 13.91 13.39 13.99 13.34 Note: Amounts may not recalculate due to rounding. FOOTNOTES: (1) The 2025 nine month period mainline operating special items, net principally included a one-time charge for adjustments to vacation accruals resulting from pay rate increases effective January 1, 2025, related to the ratification of the contract extension in the fourth quarter of 2024 with our mainline maintenance and fleet service team members and adjustments to litigation reserves. The 2024 third quarter mainline operating special items, net principally included $516 million of one-time charges resulting from the ratification of a new collective bargaining agreement with our mainline flight attendants. The 2024 nine month period mainline operating special items, net included $573 million of one-time charges resulting from the ratification of new collective bargaining agreements with our mainline flight attendants and mainline passenger service team members. (2) Principally included charges associated with debt refinancings and extinguishments as well as mark-to-market net unrealized gains and losses associated with certain equity investments.

GAAP to Non-GAAP Reconciliation

Reconciliation of Net Income (Loss) Excluding Net Special Items	3 Months Ended September 30, 2025	3 Months Ended September 30, 2024	Percent Increase (Decrease)	9 Months Ended September 30, 2025	9 Months Ended September 30, 2024	Percent Increase (Decrease)
	(in millions, except share and per share amounts)			(in millions, except share and per share amounts)		
Net income (loss) as reported	$ (114)	$ (149)		$ 12	$ 256	
Net special items:						
Total pre-tax net special items [1, 2]	3	527		153	655	
Net tax effect of net special items	-	(173)		(34)	(158)	
Net income (loss) excluding net special items	$ (111)	$ 205	nm	$ 131	$ 753	(82.6%)
Reconciliation of Basic and Diluted Earnings (Loss) Per Share Excluding Net Special Items						
Net income (loss) excluding net special items	$ (111)	$ 205		$ 131	$ 753	
Shares used for computation (in thousands):						
Basic	660,358	657,424		659,788	656,745	
Diluted	660,358	720,086		660,784	720,503	
Earnings (loss) per share excluding net special items:						
Basic	$ (0.17)	$ 0.31		$ 0.20	$ 1.15	
Diluted	$ (0.17)	$ 0.30		$ 0.20	$ 1.10	
Reconciliation of Total Operating Costs per ASM Excluding Net Special Items and Fuel						
Total operating expenses as reported	$ 13,540	$ 13,558		$ 39,619	$ 39,071	
Operating net special items:						
Mainline operating special items, net [1]	(7)	(554)		(125)	(625)	
Total operating expenses excluding net special items	13,533	13,004		39,494	38,446	
Aircraft fuel and related taxes	(2,767)	(2,874)		(8,017)	(8,916)	
Total operating expenses excluding net special items and fuel	$ 10,766	$ 10,130		$ 31,477	$ 29,530	
	(in cents)			(in cents)		
Total operating expenses per ASM as reported	17.49	17.92		17.61	17.64	
Operating net special items per ASM:						
Mainline operating special items, net [1]	(0.01)	(0.73)		(0.06)	(0.28)	
Total operating expenses per ASM excluding net special items	17.48	17.19		17.56	17.36	
Aircraft fuel and related taxes per ASM	(3.58)	(3.80)		(3.56)	(4.03)	
Total operating expenses per ASM excluding net special items and fuel	13.91	13.39		13.99	13.34	

Note: Amounts may not recalculate due to rounding.

FOOTNOTES:

(1) The 2025 nine month period mainline operating special items, net principally included a one-time charge for adjustments to vacation accruals resulting from pay rate increases effective January 1, 2025, related to the ratification of the contract extension in the fourth quarter of 2024 with our mainline maintenance and fleet service team members and adjustments to litigation reserves.

The 2024 third quarter mainline operating special items, net principally included $516 million of one-time charges resulting from the ratification of a new collective bargaining agreement with our mainline flight attendants. The 2024 nine month period mainline operating special items, net included $573 million of one-time charges resulting from the ratification of new collective bargaining agreements with our mainline flight attendants and mainline passenger service team members.

(2) Principally included charges associated with debt refinancings and extinguishments as well as mark-to-market net unrealized gains and losses associated with certain equity investments.

31

The Company’s free cash flow summary is presented in the table below, which is a non-GAAP measure that management believes is useful information to investors and others in evaluating the Company’s ability to generate cash from its core operating performance that is available for use to reinvest in the business or to reduce debt. The Company defines free cash flows as net cash provided by operating activities less net cash used in investing activities, adjusted for (1) net sales of short-term investments and (2) change in restricted cash. We believe that calculating free cash flow as adjusted for these items is more useful for investors because short-term investment activity and restricted cash are not representative of activity core to our operations. This non-GAAP measure may not be comparable to similarly titled non-GAAP measures of other companies, and should be considered in addition to, and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with GAAP. Our calculation of free cash flow is not intended, and should not be used, to measure the residual cash flow available for discretionary expenditures because, among other things, it excludes mandatory debt service requirements and certain other non-discretionary expenditures. 9 Months EndedSeptember 30, 2025 (in millions) Net cash provided by operating activities $ 3,373 Adjusted net cash used in investing activities (1) (1,652) Free cash flow $ 1,721 (1) The following table provides a reconciliation of adjusted net cash used in investing activities for the nine months ended September 30, 2025 (in millions): Net cash used in investing activities $ (1,504) Adjustments: Net sales of short-term investments (143) Increase in restricted cash (5) Adjusted net cash used in investing activities $ (1,652)

The Company’s total debt and net debt are presented below, which are non-GAAP measures that management believes are useful for assessing the Company’s debt profile. Total debt is defined as debt, finance and operating lease liabilities and pension obligations, and net debt is defined as total debt, net of unrestricted cash and short-term investments. Total Debt and Net Debt (at end of period) September 30, 2025 (in millions) Debt and finance leases $ 28,717 Operating lease liabilities 7,347 Pension obligations 721 Total debt 36,785 Less: cash and short-term investments 6,858 Net debt $ 29,927